Exhibit 99.1

Meihua International Medical Technologies Co., Ltd.’s Subsidiary Completes Purchase of Land Use Right of Nearly 50,000 Square Meters in Hainan Free Trade Port Boao Hope City for the Construction of Integrated Medical Industrial Park

YANGZHOU, China, May 1, 2023 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, today announced the Company, via its subsidiary Hainan Guoxie Technology Group Co, Ltd. (“Hainan Guoxie”), has completed the purchase of land use rights in the South of Hainan Free Trade Port Boao Hope City (“Hope City”) in Qionghai city for investment and construction of an integrated medical industrial park.

Pursuant to the construction land use right contract signed between the City of Qionghai and Hainan Guoxie, the Company will pay a total of RMB24.06 million for the right to use the land for the next 50 years. The land has a total area of 47,970.52 square meters, and MHUA will complete the final payment for the land use right purchase by May 10, 2023.

MHUA plans to develop a comprehensive industrial park on the land, including a product research and development, production and sales training center, and imported/exported product assembly and technology license-in projects. It will also have a hospital and a retirement and rehabilitation-integrated service center. The construction of the industrial park is expected to be completed by the end of 2024, and the Company will start operating the industrial park with cooperation partners soon thereafter.

Mr. Liu Yongjun, Chairman of MHUA, commented: “The Company announced its entry into the cooperation agreement with the City of Qionghai in Hainan Province in February, for purposes of developing a medical industrial park in Hainan Province. The medical industrial park will be focused on products such as minimally invasive interventional medical devices and equipment, health care consumables, and stem cell therapy. The Company successfully obtained land use rights for a core property near Qionghai and Hope City, building a solid foundation for our plan to invest in the construction of the integrated medical industrial park. The Company also aims to further expand its project-based cooperation with other industry parties in order to better utilize the local support policies provided by Hope City and Hainan province.

“Our subsidiary, Hainan Guoxie, which is 55% owned by our wholly-owned subsidiary, Kang Fu International Medical, was founded in October of 2021 in the City of Qionghai in Hainan Province. Hainan Guoxie aims to increase investment in Hainan under China’s key development policy by taking advantage of its tax allowances, licensed medical offshore introduction policy, and excellent recreational environment. With this, we believe we can create a fully developed medical industrial park within the next 10 years, thus allowing us to increase the MHUA’s technology development and sustainable cash flow profitability. The project is led by the Hainan Qionghai government to assist MHUA in localizing its business operations in Hainan. Over the next five years, we believe medical informatization, digitalization and brand establishment will become the core strategic directions of MHUA, supporting the Company to accelerate growth through seeking domestic and international cooperation. Further, we believe it will serve as an engine to continuously strengthen MHUA’s capacity, profitability and help us build a first-class team and brand, best-in-class solutions and services at the Company to fuel the rapid development of our business.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops,  throat strip, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com .

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as filed with the SEC on April 14, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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